FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 6, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

‘1 São Paulo, February 06 , 2025 – BrasilAgro (B 3 : AGRO 3 ) (NYSE : LND) announces its consolidated results for the quarter and semester ended December 31 , 2024 (" 2 Q 25 ") and (“ 6 M 25 ”) . The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS) . HIGHLIGHTS OF THE PERIOD (R$ thousa nd) 2Q25 2Q24 Cha nge 6M25 6M24 Cha nge 418.981 14% 478.410 147.222 4% 153.114 Revenues f rom Operations 5.165 n.a 129.301 4.752 n.a - Revenues f rom Farm Sales 4 24 .14 6 4 3% 60 7.711 151.974 1% 153 .114 Net Sa les Revenue (3.806) n.a 37.859 3.713 n.a 35.248 Variation in bio. a sset fair value. 4 20 .34 0 54% 64 5.570 155.687 21% 188.362 Net Revenue¹ 6.085 n.a 92.435 (16.967) n.a 31.011 Adjusted EBI TDA f r om Op er a t ions 1% 18p.p. 19% - 12% 32p.p. 20% Adj. EBI TDA Margin f rom Oper. (%) 10 .80 9 n.a 20 0 .368 (12.616) n.a 31.0 11 Adjusted EBI TDA² 3% 28p.p. 31% - 8% 25p.p 16% Adjusted EBI TDA Margin (%) 19.439 n.a (30.101) (10.174) 93% (19.625) Net I ncome from Operations 5% - 11p.p. - 6% - 7% - 6p.p. - 13% Net Operating Margin (%) 24 .163 n.a 77.832 (5.822) n.a (19.625) Net I ncome 6% 6p.p. 12% - 4% - 6p.p. - 10% Net I ncome Margin (%) ¹ Net Revenue: Considers the change in fair value of biological assets and agricultural product and I mpairm ent . ² Adjust ed EBI TDA was calculat ed by excluding biological assets in progress (sugarcane and grains plant ed) and adjust ed for the harvest’s derivat ive results and depreciat ion expenses, including depreciat ion of f ixed assets of the farms, developed areas and perm anent crops. Net Revenue (R$ thousa nd) 2Q25 2Q24 Chg. (% ) 6M25 6M24 Chg. (% ) 4 18.981 14% 4 78.4 10 14 7.222 4% 153 .114 Tota l 106.715 54% 164.808 32.019 44% 46.045 Soybean 76.211 - 60% 30.506 44.551 - 69% 13.871 Corn 4.125 - 56% 1.832 3.489 - 54% 1.591 Beans 27.097 16% 31.533 14.514 19% 17.272 Feather Cotton 5.566 4% 5.786 4.613 - 19% 3.753 Seed Cotton 170.697 34% 228.740 34.824 82% 63.402 Sugarcane 19.697 - 53% 9.298 10.869 - 69% 3.415 Cattle Raising 6.888 - 33% 4.618 195 n.a 2.688 Lea sing 1.985 - 35% 1.288 2.146 - 50% 1.076 Others Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 (Ton) Qua ntity Sold - 1% 1.4 89.569 1.4 76.74 6 - 3% 4 0 9.74 8 398.4 24 Tota l 47% 53.692 79.085 31% 17.047 22.293 Soybean - 63% 113.074 42.396 - 72% 64.796 18.278 Corn - 62% 2.333 896 - 63% 2.165 802 Beans - 1% 3.394 3.369 3% 1.712 1.766 Feather Cotton 6% 7.724 8.208 - 24% 6.248 4.754 Seed Cotton 3% 1.305.064 1.340.673 11% 315.529 349.550 Sugarcane - 57% 2.731 1.165 - 73% 1.415 388 Cattle Raising - 39% 1.558 952 - 29% 837 594 Others

RESULTS 2Q25 | 6M25

Hedge Position

Hedge Position - Exchange	23/ 24			24/ 25			25/ 26
Soybeans	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	100%	100%	6 p.p.	50%	67%	17 p.p.	-
R$/ USD	5,26	5,26	n.a	5,55	5,43	-2%	-
Cotton	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	100%	100%	n.a	56%	55%	-1 p.p.	-
c/ lb	5,57	5,57	n.a	5,50	5,27	-4%	-
Farm Sale Receivables	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	86%	100%	n.a.	53%	79%	26 p.p.	21%
R$/ USD	5,22	5,22	n.a	5,44	5,25	-3%	6,25

Hedge Position - Commodity	23/ 24			24/ 25			25/ 26
Soybeans	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	100%	100%	n.a	33%	46%	13 p.p.	-
USD/ bu	12,82	12,88	n.a	11,57	11,25	-3%	-
Cotton	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	91%	95%	4 p.p.	26%	41%	15 p.p.	-
c/ lb	82,72	81,45	-2%	80,42	77,98	-3%	-
Farm Sale Receivables	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	95%	100%	n.a.	21%	80%	59 p.p.	0
USD/ bu	12,91	12,91	n.a	12,37	10,63	-14%	-
Corn	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	91%	96%	-5 p.p	13%	45%	32 p.p.	-
R$/ sc	42,77	43,35	1%	55,17	51,08	-7%	-
Ethanol	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	100%	100%	n.a	31%	31%	n.a.	29%
R$/ m3	2.320	2.320	n.a	2.594	2.594	n.a	2.654
Total recoverable sugars	1Q25	2Q25	Chg. (%)	1Q25	2Q25	Chg. (%)	2Q25
%	-	-	n.a.	4%	3%	n.a	50%
R$/ kg ATR	-	-	n.a.	1,09	1,09	n.a	1,19

Status of Input Acquisitions

Input – 2024/ 25 Harvest % Purchased	aug/ 24	oct/ 24	jan/ 25
Nitrogenous	65%	70%	100%
Potassium chloride	83%	85%	100%
Phosphates	80%	85%	100%
NPK - Formulated	95%	95%	100%
Defensives	70%	80%	98%

brasilagro | www.ri.brasil-agro.com '2

Projections 24/25 Crop Year Chg. 24 / 25 Harvest Chg. 24 / 25 Harvest 23/ 24 Harvest (%) projected (%) estimated realized Planted Area (ha) - 2% 75.899 10% 77.545 70.612 Soybean 5% 6.254 67% 5.984 3.592 Corn 46% 12.986 - 5% 8.914 9.425 Corn - 2nd Crop n.a 2.243 - 69% 2.243 7.315 Beans - 1% 5.349 27% 5.396 4.247 Beans - 2nd Crop - 19% 6.435 88% 7.966 4.238 Cotton - 9% 3.196 21% 3.503 2.891 Cotton - 2nd Crop - 2% 26.326 8% 26.732 24.801 Ratoon Cane 25% 4.829 - 15% 3.850 4.542 Plant Cane n.a 16.307 6% 16.307 15.374 Pasture - 18% 16.865 - 16% 20.470 24.281 Others - 1% 176.690 4% 178.90 9 171.320 Total Chg. 24 / 25 Harvest Chg. 24 / 25 Harvest 23/ 24 Harvest (%) projected (%) estimated realized Production by crop (ton) - 4% 242.503 26% 251.788 200.246 Soybean 5% 44.160 n.a 42.033 18.106 Corn 39% 75.168 12% 54.102 48.152 Corn - 2nd Crop n.a 2.691 - 70% 2.691 9.045 Beans 2% 6.062 38% 5.933 4.286 Beans - 2nd Crop - 21% 24.569 n.a 31.170 10.177 Cotton - 8% 14.943 51% 16.199 10.700 Cotton - 2nd Crop 2% 4 10 .0 98 34% 4 0 3.917 30 0 .712 Total Sugarcane Harvest Year Result 20 24 Haervet Estimated 20 24 Harvest Realized Chg. (%) 20 25 Harvest Estimated Chg. (%) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) 10% 2.272.136 - 1% 2.060.451 2.076.046 Tons harvested 5% 26.326 1% 25.132 24.801 Hectares harvested 5% 86,31 - 2% 81,98 83,71 TCH - Harvest tons per Chg. (%) 24 / 25 Harvest realized Chg. (%) 24 / 25 Harvest estimated 23/ 24 Harvest realized Cattle Raising n.a 16.307 8% 16.307 15.156 Hectares - 14% 16.720 3% 19.423 18.809 Number of heads - 75% 620.029 18% 2.503.926 2.114.416 Meat production (kg) - 39% 0,31 4% 0,51 0,49 Weight Gain per Day - 75% 38 10% 154 140 Weight Gain per hectare ‘ 3

RESULTS 2Q25 | 6M25

24/25 Harvest (%) Estimated	Soybean	Corn	Corn - 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**78%**	**78%**	**91%**	**95%**	**93%**	**68%**	**36%**
Seeds	13%	15%	17%	13%	11%	0%	0%
Fertilizers	20%	27%	34%	13%	22%	10%	0%
Defensives	17%	12%	10%	13%	23%	5%	0%
Agricultural services	26%	23%	29%	33%	31%	41%	0%
Fuels and Lubricants	1%	1%	2%	2%	2%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	5%
Animal Feed	0%	0%	0%	0%	0%	0%	25%
Others	1%	0%	0%	21%	4%	4%	6%
Fixed costs	**22%**	**22%**	**9%**	**5%**	**7%**	**32%**	**64%**
Labor	7%	7%	8%	4%	2%	4%	36%
Depreciation and amortization	1%	1%	1%	1%	0%	13%	17%
IFRS 16	13%	12%	0%	0%	3%	16%	0%
Others	1%	2%	0%	0%	1%	0%	11%

Production Cost (R$/ha)	23/24 Harvest realized	24/25 Harvest estimated	Var. (%)	24/25 Harvest projected	Var. (%)
Soybean (1)	5.275	4.730	-10%	4.898	4%
Corn (1)	6.357	4.733	-26%	5.021	6%
Corn 2nd Crop	4.187	3.383	-19%	3.458	2%
Beans	3.110	2.793	-10%	2.871	3%
Beans 2nd Crop	1.953	2.219	14%	2.189	-1%
Cotton	9.225	10.221	11%	10.406	2%
Cotton 2nd Crop + Pivot	12.712	11.440	-10%	11.631	2%
Sugargane	10.519	10.677	2%	10.757	n.a
Others (2)	1.129	3.356	n.a	6.175	84%

(1) includes area opening amortization
(2) Other considers: Quinoa, Sesame and seed production

Note that the estimates are hypothetical and do not constitute a guarantee of performance. To learn more about the operational estimates of the Company, refer to the section on projections in our Reference Form.

brasilagro | www.ri.brasil-agro.com 4

MESSAGE FROM MANAGEMENT In 6 M 25 , we accumulated a Net Profit of R $ 77 . 8 million, with a net margin of 12% , and an Adjusted EBITDA of R $ 200 . 4 million, reaching a margin of 31% . These results reflect a Net Revenue of R $ 607 . 7 million, composed of R $ 129 . 3 million from farm sales and R $ 478 . 4 million from agricultural product sales . Compared to the same period last year, we recorded a 14 % increase in operational net revenue, driven mainly by the increase in soybean sales and the appreciation of sugarcane prices (considering the Company’s mix) . This combination positively impacted margins and, consequently, the adjusted EBITDA of operations, which reached R $ 92 . 4 million, an increase of R $ 86 . 3 million compared to 6 M 24 . The global macroeconomic environment remained challenging, and the depreciation of the real against the dollar led us to reassess our hedge positions . This currency depreciation during the period negatively impacted the financial result . However, commodity prices in reais, especially soybeans, are above both the market average and the Company’s budget . In agricultural operations, weather conditions in the regions where we operate were favorable, and forecasts indicate a “neutral” year, meaning no significant effects from climate phenomena, which is favorable for agriculture . In Mato Grosso, rainfall normalized after a rainy period at the beginning of the harvest, allowing progress in harvesting . So far, we have harvested 7 % of the total soybean area, with Mato Grosso standing out, where 10 % of the soybeans have already been harvested . In other regions, the crops are in excellent condition, and the harvest is expected to begin in April . In the sugarcane crop, we concluded the 2024 harvest delivering 2 . 0 million tons, with a TCH (Tonnes of Cane per Hectare) of 81 . 98 . Notably, there was a 5 . 5 % increase in the sugarcane result, in comparison with the previous harvest, driven by a 3 % increase in TCH and a 2 . 5 % increase in ATR (Recoverable Total Sugar) . In January, we released our 23 / 24 Sustainability Report, including key results from the year, highlighting our advances in the field, innovation, and commitment to sustainability . Another key highlight in the report is our social actions through the Instituto BrasilAgro, which grows each year, impacting the lives of the supported communities . Access the report via the link : Click here We maintain positive expectations for the 24 / 25 harvest, with fundamentals supporting the current levels of major commodity prices, favorable weather conditions for crop development, and a commercial strategy aimed at maximizing the profitability of our operations . We will remain focused on our mission to generate value for our shareholders through innovation, operational efficiency, and socio - environmental responsibility . We thank all our stakeholders for their trust and support and reaffirm our commitment to excellence and transparency in our management . ‘ 5 André Guillaumon, CEO BrasilAgro.

PROPERTY PORTFOLIO The Company’s property portfolio comprises 271,016 hectares across six Brazilian states, as well as Paraguay and Bolivia. The current mix of the production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow. OPERATIONAL PERFORMANCE 24/25 The table below shows the planted area in the 2024/2025 crop year by region. % do tota l Tota l Pa ra gua i Bolívia Bra sil 65% 130.940 33.555 7.925 89.460 Área út il própria 35% 69.984 - 1.065 68.919 Área út il arrendada - 20 0 .924 33 .555 8.990 158.379 Área útil tota l - 70.092 25.167 1.950 42.975 Reserva + APP* - 271.0 16 Tota l *Soment e as reserva s legais e APP (á rea de preserva çã o permanent e) das áreas próprias est ão sob gest ão da Companhia. Crop BA SP MA MT PI Brasil Bolivia Paraguay Total 26.326 - 1.903 24.422 - 4.932 15.250 4.240 - Ratoon Cane 4 .829 - 195 4.634 - 134 2.800 1.700 - Plant Cane 75.899 6.217 4.345 65.337 12.479 29.988 6.070 889 15.911 Soybean 6.254 1.388 - 4.866 3.568 - 1.298 - - Corn 12.986 - - 12.986 - 11.765 1.221 - - Corn 2nd Crop 2.24 3 - - 2.243 - - - - 2.243 Bean 5.34 9 - - 5.349 - 3.863 - - 1.486 Bean 2nd Crop 6.4 35 2.121 - 4.315 - 1.109 - - 3.206 Cotton 3.196 - - 3.196 - 2.456 - - 740 Cotton 2nd Crop 16.865 5.042 814 11.010 - - - - 11.010 Others 160 .383 14 .768 7.258 138.358 16.0 4 7 54 .24 8 26.639 - 34 .595 Agricultural Total 16.30 7 4.543 - 11.763 - 1.171 - - 10.592 Pasture 176.690 19.311 7.258 150 .121 16.0 4 7 55.4 19 26.639 - 4 5.188 Grand Total 43% 4% 11% 18% 5% 9% 10% Soybeans Corn and Corn 2nd Crop Bean 2nd Crop Sugarcane Pasture Cotton Other 47% 7% 46% With the conclusion of the grain planting, total planted area grew 3% compared to the previous crop year, showing a 1% deviation from the initial estimate Production Area by Crop Production Area by Property Owned Area Operated by Brasilagro Lease to third parties Leased Area ‘ 6 176.690 hectares 176.690 hectares

Grains and Cotton We have finished planting the crops under favorable weather conditions, and the crops are showing satisfactory growth . Consequently, we expect to increase total grain and cotton production by 2% , in relation to the initial estimate . So far, the soybean harvest has reached 7% , the corn and bean harvest is expected for April, and the cotton harvest is scheduled for the end of May . In November, the sugarcane harvest was concluded with 2 million tonnes of sugarcane, corresponding to 81.98 tonnes of cane per hectare (TCH). Notably, there was a 5.5% increase in the crops’ results in comparison with the previous harvest, driven by a 3.0% increase in TCH (Tonnes of Cane per Hectare) and a 2.5% increase in ATR (Recoverable Total Sugar). The sugarcane crop year in Mato Grosso and São Paulo was positive and in line with expectations . However, in Maranhão, unfavorable weather conditions between October and December 2023 hindered sugarcane development, leading to reduced production and a delayed start to the harvest . Cattle Raising Cattle raising is a transitory activity for the Company, aimed at land transformation . We have an inventory of 16 , 300 head of cattle distributed over 16 , 720 hectares of active pasture in Brazil and Paraguay . In the first four months of each crop year, cattle weight gain is historically lower due to precipitation distribution and pasture availability . The lower availability and quality of dry pasture results in lower number of livestock and lower weight gain, which is expected for this period . 24 / 25 Ha rvest 23/ 24 Ha rvest 23/ 24 Ha rvest Chg. (% ) Projected Chg . (% ) Estimated Realized Production per product (tons) - 4% 242.503 26% 251.788 200.246 Soybean 5% 44.160 n.a. 42.033 18.106 Corn 39% 75.168 12% 54.102 48.152 Corn - 2nd Crop n.a. 2.691 - 70% 2.691 9.045 Beans 2% 6.062 38% 5.933 4.286 Beans - 2nd Crop - 21% 24.569 n.a. 31.170 10.177 Cotton - 8% 14.943 51% 16.199 10.700 Cotton - 2nd Crop 2% 4 10 .0 98 34% 4 0 3.917 30 0 .712 Tota l Sugarcane 20 24 Ha rvest 20 24 Ha rvest 20 23 Ha rvest Chg. (% ) Rea lized Chg. (% ) Estima ted Rea lized Suga rca ne Ha rvest Yea r Result (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) - 1% 2.060.451 5% 2.076.046 1.975.027 Tons harvested 1% 25.132 - 1% 24.801 24.951 Hectares harvested - 2% 81,98 6% 83,71 79,16 TCH - Harvest tons per hectares Cattle Raising 22/ 23 Harvest 23/ 24 Harvest Chg. (% ) 23/ 24 Harvest Chg. (% ) Realized Estimated Realized n.a. 16.307 8% 16.307 15.156 Hectares - 14% 16.720 3% 19.423 18.809 Number of heads - 75% 620.029 18% 2.503.926 2.114.416 Meat production (kg) - 38% 0,31 4% 0,51 0,49 Weight Gain per Day - 75% 38 10% 154 140 Weight Gain per hectare ‘ 7

FINANCIAL PERFORMANCE The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board . Seasonality PLANTING AND HARVESTING SCHEDULE The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions . Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles . In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company’s results . In the first and second quarters (July through December), net revenue from grains and cotton is lower . On the other hand, sugarcane generates net revenue more evenly during the crop year . Jul Sep Oct Dec Jan Mar Apr Jun Crop Soybean Planting Crop Corn Planting Planting Corn - 2nd Crop Crop Crop Beans Beans - 2nd Crop Crop Planting Planting Cotton Planting Crop Planting Cotton - 2nd Crop Crop Sugarcane Planting Crop Crop ïf Aug ‘ 8 óf Feb üf Nov úf May

EBITDA and Adjusted EBITDA EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization . Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms’ fixed assets, depreciation of the developed areas and depreciation of the permanent crop . EBITDA and Adjusted EBITDA from Operations In 6M25, Adjusted EBITDA from operations reached R$92.4 million, driven by improved margins for almost all crops, especially soybean and sugarcane. Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 EBI TDA (R$ t hou sa nd) n.a 24 .163 77.832 n.a (5.822) (19.625) Net I ncome n.a (62.825) 75.963 n.a (25.967) 75.735 I nterest n.a (5.545) (22.205) n.a 2.564 (24.503) Taxes 26% 40.227 50.514 10% 8.564 9.408 Depreciations and amortizations n.a (3.980) 182.10 4 n.a (20 .661) 4 1.0 15 EBI TDA Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 Adjusted EBI TDA (R$ thousand) n.a 24 .163 77.832 n.a (5.822) (19.625) Net I ncome n.a (62.825) 75.963 n.a (25.967) 75.735 I nterest n.a (5.545) (22.205) n.a 2.564 (24.503) Taxes 26% 40.227 50.514 10% 8.564 9.408 Depreciations and Amortizations n.a 1.859 - n.a - - Other operating income/ expenses, net n.a 3.806 (37.859) n.a (3.713) (35.248) Elimination of biological gains n.a (2.587) 56.408 n.a 3.423 23.767 Accomplish Fair Value - Biological Asset n.a 11.710 (285) - 82% 8.335 1.477 Derivatives Results n.a 10 .80 9 20 0 .368 n.a (12.615) 31.0 11 Adjusted EBI TDA ‘ 9 Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 EBI TDA (R$ t hou sa nd) n.a 19.4 39 (30 .10 1) 93% (10 .174 ) (19.625) Net I ncom e n.a (62.825) 75.963 n.a. (25.967) 75.735 I nterest n.a (5.545) (22.205) n.a. 2.564 (24.503) Taxes 26% 40.227 50.514 10% 8.564 9.408 Depreciations and amortizations n.a (8.70 4 ) 74 .171 n.a. (25.0 13) 4 1.0 15 EBI TDA Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 Adjust ed EBI TDA (R$ t hou sa nd) n.a 19.4 39 (30 .10 1) 93% (10 .174 ) (19.625) Net I ncom e n.a (62.825) 75.963 n.a (25.967) 75.735 I nterest n.a (5.545) (22.205) n.a 2.564 (24.503) Taxes 26% 40.227 50.514 10% 8.564 9.408 Depreciations and Amortizations n.a 1.859 - n.a - - Other operating income/ expenses, net n.a 3.806 (37.859) n.a (3.713) (35.248) Elimination of biological gains n.a (2.587) 56.408 n.a 3.423 23.767 Accomplish Fair Value - Biological Asset n.a 11.710 (285) - 82% 8.335 1.477 Derivatives Results n.a 6.0 85 92.4 35 n.a (16.967) 31.0 11 Adjust ed EBI TDA

Statement of Income NET SALES REVENUE SALE OF FARM In 6 M 25 , the gain from the sale of farm reached R $ 107 . 9 million due to : (i) the conclusion of the second stage of the sale of the Alto Taquari farm (R $ 103 . 3 million) ; and (ii) the conclusion of the sale of the Rio do Meio farm (R $ 4 . 6 million) . Rio do Meio Farm was sold in November 2022 , with its transfer of possession occurring in four stages . We completed the third stage, which involved the transfer of 190 hectares to the buyers . SALE OF AGRICULTURAL PRODUCTS In 6 M 25 , net revenue from operations reached R $ 478 . 4 million, a 14 % increase compared to 6 M 24 . This growth is mainly driven by the increase in the quantity of soybeans sold, along with the rise in the sugarcane ATR price (considering the Company's mix), which went from R $ 0 . 96 in 6 M 24 to R $ 1 . 19 in 6 M 25 ) . Net Revenue (R$ thousand) 2Q25 2Q24 Chg. (% ) 6M25 6M24 Chg. (% ) 4 24 .14 6 4 3% 60 7.711 1% 151.974 153.114 Total 5.165 n.a. 129.301 n.a. 4.752 - Sale of Farm 418.981 14% 478.410 4% 147.222 153.114 Sale of Agricultural Products 6M24 Chg. (% ) 6M25 2Q24 Chg. (% ) 2Q25 Fa rm Sa les (R$ thousa nd) 6.477 n.a. 192.008 5.983 n.a. - Nominal Value of Sale (1.312) n.a. (62.707) (1.231) n.a. - Present Value Adjustment 5.165 n.a . 129.30 1 4 .752 n.a . - Revenue from Fa rms Sa le (189) n.a. (4.500) (174) n.a. - Sales Taxes (252) n.a. (16.868) (226) n.a. - Selling Costs 4 .724 n .a . 10 7.933 4 .352 n .a . - Fa rm Sa le Ga in ‘ 10 Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 Net Revenue (R$ thousa nd) 14% 4 18.981 4 78.4 10 4% 14 7.222 153.114 Total 54% 106.715 164.808 44% 32.019 46.045 Soybean - 60% 76.211 30.506 - 69% 44.551 13.871 Corn - 56% 4.125 1.832 - 54% 3.489 1.591 Beans 16% 27.097 31.533 19% 14.514 17.272 Feather Cotton 4% 5.566 5.786 - 19% 4.613 3.753 Seed Cotton 34% 170.697 228.740 82% 34.824 63.402 Sugarcane - 53% 19.697 9.298 - 69% 10.869 3.415 Cattle Raising - 33% 6.888 4.618 n.a. 195 2.688 Leasing - 35% 1.985 1.288 - 50% 2.146 1.076 Others Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 Qua ntity sold (tons) - 1% 1.4 89.569 1.4 76.74 6 - 3% 4 0 9.74 8 398.4 24 Total 47% 53.692 79.085 31% 17.047 22.293 Soybean - 63% 113.074 42.396 - 72% 64.796 18.278 Corn - 62% 2.333 896 - 63% 2.165 802 Beans - 1% 3.394 3.369 3% 1.712 1.766 Feather Cotton 6% 7.724 8.208 - 24% 6.248 4.754 Seed Cotton 3% 1.305.064 1.340.673 11% 315.529 349.550 Sugarcane - 57% 2.731 1.165 - 73% 1.415 388 Cattle Raising - 39% 1.558 952 - 29% 837 594 Others

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS The 5 % increase in COGS in 6 M 25 vs . 6 M 24 is explained mainly by the 47 % growth of soybean sales volume, combined with the rise in sugarcane costs, which in turn reflected the higher operating costs in Brotas - SP . Such COGS increase was offset by higher selling prices . 6M24 Chg. (% ) 6M25 2Q24 Chg. (% ) Changes in the fair value of biological 2Q25 assets (R$ thousand) n.a (4 .229) 39.685 n.a 1.917 35.0 51 Total - 68% 16.135 5.087 - 62% 16.327 6.173 Soybean - 58% (7.655) (3.224) n.a (2.700) 507 Cotton n.a (6.341) 31.577 n.a (8.913) 24.020 Sugarcane n.a (6.802) 9.585 n.a (1.787) 4.759 Cattle Raising - 69% (1.269) (389) - 68% (632) (201) Others The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation) . Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm . IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET) A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value . The realization value is the estimated sales price during the normal course of business less the estimated selling expenses . Reversal of provision for agricultural products after harvest (R$ thousand) Total Soybean Corn Cotton Others COST OF GOODS SOLD (COGS) Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 n.a 4 23 (1.826) - 89% 1.796 197 n.a 340 (87) n.a 2.043 (23) - 40% 390 233 n.a 44 219 n.a (291) (1.855) n.a (291) - n.a (15) (118) n.a - - Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 (R$ thousand) - 10% (4 0 8.171) (368.30 7) - 36% (154 .732) (99.788) Cost of Goods Sold 17% (103.114) (121.049) 24% (31.977) (39.499) Soybean - 58% (88.465) (36.978) - 70% (49.778) (14.733) Corn - 59% (5.089) (2.073) - 65% (4.794) (1.668) Bean 2% (27.142) (27.589) - 20% (17.702) (14.215) Feather Cotton 13% (11.126) (12.588) - 63% (10.243) (3.785) Seed Cotton 6% (138.988) (147.152) - 18% (23.007) (18.764) Sugarcane - 57% (19.891) (8.548) - 74% (10.672) (2.767) Cattle Raising - 7% (1.141) (1.062) 7% (515) (553) Leasing - 15% (13.215) (11.269) - 37% (6.044) (3.803) Others Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 (R$ thousand) 5% (4 0 5.584 ) (4 24 .716) - 22% (158.155) (123 .556) Total Cost of Goods Sold 34% (108.045) (145.002) 28% (33.619) (42.975) Soybean - 60% (82.203) (33.290) - 74% (48.311) (12.776) Corn - 60% (5.233) (2.073) - 66% (4.938) (1.668) Bean 1% (28.765) (29.155) - 11% (17.635) (15.699) Feather Cotton n.a (2.505) (6.947) n.a (1.577) (4.160) Seed Cotton 29% (144.961) (187.571) 11% (35.385) (39.193) Sugarcane - 57% (19.892) (8.548) - 74% (10.672) (2.767) Cattle Raising - 7% (1.141) (1.062) 7% (515) (553) Leasing - 14% (12.839) (11.069) - 32% (5.503) (3.765) Others ‘ 11

RESULTS 2Q25 | 6M25

GROSS INCOME BY CROP

Soybeans	2Q25	2Q24	Chg. (%)	6M25	6M24	Chg. (%)
Quantity sold (tons)	22.293	17.047	31%	79.085	53.692	47%
Net Revenue	46.045	32.019	44%	164.808	106.715	54%
Unit Price (R$/ton)	2.065	1.878	10%	2.084	1.988	5%
Total Cost	(39.499)	(31.977)	24%	(121.049)	(103.114)	17%
Cost (R$/ton)	(1.772)	(1.876)	-6%	(1.531)	(1.920)	-20%
Gross Unit Result (R$/ton)	294	2	n.a	553	67	n.a
% Gross Result	14%	0%	14 p.p	27%	3%	24 p.p
Total	**6.547**	**42**	**n.a**	**43.759**	**3.601**	**n.a**

In 6M25, our gross margin came to 27%, up 24 p.p. from the previous crop year, due to the combination of the following factors: (i) a 47% increase in sales volume; (ii) a 5% increase in unit prices due to the dollar increase; and mainly, (iii) a 20% reduction in unit costs, driven by the drop in input prices.

Corn	2Q25	2Q24	Chg. (%)	6M25	6M24	Chg. (%)
Quantity sold (tons)	18.278	64.796	-72%	42.396	113.074	-63%
Net Revenue	13.871	44.551	-69%	30.506	76.211	-60%
Unit Price (R$/ton)	759	688	10%	720	674	7%
Total Cost	(14.733)	(49.778)	-70%	(36.978)	(88.465)	-58%
Cost (R$/ton)	(806)	(768)	5%	(872)	(782)	11%
Gross Unit Result (R$/ton)	(47)	(81)	-42%	(153)	(108)	41%
% Gross Result	-6%	-12%	6 p.p	-21%	-16%	-5 p.p
Total	**(862)**	**(5.227)**	**-83%**	**(6.472)**	**(12.254)**	**-47%**

In 6M25, gross margin from corn was a negative 21%, down 5 p.p. from 6M24, chiefly due to the 63% reduction in billed volume, reflecting the decrease in planted area, combined with a pig attack on the crops (approximately 500 ha), which led to an 11% increase in corn production costs, putting additional pressure on gross margin.

Note that all corn traded in 6M25 pertains to the 23/24 crop year, while all corn sold in 6M24 came from the 22/23 crop year.

Beans	2Q25	2Q24	Chg. (%)	6M25	6M24	Chg. (%)
Quantity sold (tons)	802	2.165	-63%	896	2.333	-62%
Net Revenue	1.591	3.489	-54%	1.832	4.125	-56%
Unit Price (R$/ton)	1.984	1.612	23%	2.044	1.769	16%
Total Cost	(1.668)	(4.794)	-65%	(2.073)	(5.089)	-59%
Cost (R$/ton)	(2.080)	(2.215)	-6%	(2.312)	(2.182)	6%
Gross Unit Result (R$/ton)	(96)	(603)	-84%	(268)	(413)	-35%
% Gross Result	-5%	-37%	32 p.p	-13%	-23%	10 p.p
Total	**(77)**	**(1.304)**	**-94%**	**(240)**	**(963)**	**-75%**

In 6M25, gross margin from beans was a negative 13%. Despite the increase in unit prices in 2Q25, this result reflects the 62% drop in billed volume combined with the 6% increase in production costs.

brasilagro | www.ri.brasil-agro.com '12

In 6 M 25 , the margin from cotton lint was 13% , up 13 p . p . from 6 M 24 , reflecting a 17 % increase in unit selling price, which more than offset the 2 % rise in unit production cost . In the same period, cottonseed showed a negative gross margin, despite the growth in billed volume 6% . The negative margin reflects the 2 % reduction in the unit selling price, combined with the increase in the unit production cost . ‘ 13 In 6 M 25 , sugarcane achieved a 36 % gross margin, a 17 p . p . increase compared to 6 M 24 . This result is mainly due to the increase in the ATR price (considering the Company's mix), which went from R $ 0 . 96 in 6 M 24 to R $ 1 . 19 in 6 M 25 . In 6M25, cattle raising delivered gross margin of 8%, advancing 9 p.p. from 6M24, mainly due to a 11% increase in unit price. Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 Fea ther Cotton - 1% 3.394 3.369 3% 1.712 1.766 Quant ity sold (tons) 16% 27.097 31.533 19% 14.514 17.272 Net Revenue 17% 7.984 9.359 15% 8.479 9.780 Unit Price (R$/ ton) 2% (27.142) (27.589) - 20% (17.702) (14.215) Total Cost 2% (7.997) (8.188) - 22% (10.341) (8.049) Cost (R$/ ton) n.a (13) 1.171 n.a (1.862) 1.731 Gross Unit Result (R$/ ton) 13 p.p 0% 13% 40 p.p - 22% 18% % Gross Result n.a (4 5) 3.94 4 n.a (3.187) 3.0 57 Tota l Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 Seed Cotton 6% 7.724 8.208 - 24% 6.248 4.754 Quant ity sold (tons) 4% 5.566 5.786 - 19% 4.613 3.753 Net Revenue - 2% 721 705 7% 738 789 Unit Price (R$/ ton) 13% (11.126) (12.588) - 63% (10.243) (3.785) Total Cost 6% (1.441) (1.534) - 51% (1.639) (796) Cost (R$/ ton) 15% (720) (829) - 99% (901) (7) Gross Unit Result (R$/ ton) - 18 p.p - 100% - 118% n.a - 122% - 1% % Gross Result 22% (5.559) (6.80 1) - 99% (5.630) (32) Tota l Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 Suga rca ne 3% 1.305.064 1.340.673 11% 315.529 349.550 Quant ity sold (tons) 34% 170.697 228.740 82% 34.824 63.402 Net Revenue 30% 131 171 64% 110 181 Unit Price (R$/ ton) 6% (138.988) (147.152) - 18% (23.007) (18.764) Total Cost 3% (106) (110) - 26% (73) (54) Cost (R$/ ton) n.a 24 61 n.a 37 128 Gross Unit Result (R$/ ton) 17 p.p 19% 36% 36 p.p 34% 70% % Gross Result n.a 31.70 8 81.588 n.a 11.817 4 4 .638 Tota l Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 Ca ttle Ra ising - 57% 2.731 1.165 - 73% 1.415 388 Quant ity sold (tons) - 53% 19.697 9.298 - 69% 10.869 3.415 Net Revenue 11% 7.212 7.981 15% 7.683 8.812 Unit Price (R$/ ton) - 57% (19.891) (8.548) - 74% (10.672) (2.767) Total Cost 1% (7.283) (7.337) - 5% (7.543) (7.140) Cost (R$/ ton) n.a (71) 644 n.a 139 1.672 Gross Unit Result (R$/ ton) 9 p.p - 1% 8% 17 p.p 2% 19% % Gross Result n.a (194) 750 n.a 197 64 8 Tota l

RESULTS 2Q25 | 6M25

Total Gross Income	2Q25	2Q24	Chg. (%)	6M25	6M24	Chg. (%)
Soybeans	6.547	42	n.a	43.759	3.601	n.a
Corn	(862)	(5.227)	-83%	(6.472)	(12.254)	-47%
Beans	(77)	(1.304)	-94%	(240)	(963)	-75%
Sugarcane	44.638	11.817	n.a	81.588	31.708	n.a
Feather Cotton	3.057	(3.187)	n.a	3.944	(45)	n.a
Seed Cotton	(32)	(5.630)	-99%	(6.801)	(5.559)	22%
Cattle raising	648	197	n.a	750	(194)	n.a
Others	(592)	(4.218)	-86%	(6.424)	(5.483)	17%
Biological Assets	11.481	289	n.a	(18.550)	(1.219)	n.a
Agricultural Products	**64.806**	**(7.221)**	**n.a**	**91.553**	**9.591**	**n.a**
Gain from sale of farm	-	4.352	n.a	107.933	4.724	n.a
Total	**64.806**	**(2.868)**	**n.a**	**199.486**	**14.315**	**n.a**

* Biological Assets = Variation in the Fair Value of the Biological Asset + Biological Assets appropriated to cost.

The gross income from the Company's operations came to R$199.5 million in 6M25, increasing by R$185.1 million from 6M24, reflecting mainly the higher margins from soybean and sugarcane.

SELLING EXPENSES

(R$ thousand)	2Q25	2Q24	Chg. (%)	6M25	6M24	Chg. (%)
Selling expenses	**(10.651)**	**(6.480)**	**64%**	**(24.247)**	**(21.628)**	**12%**
Freight	(1.885)	(1.098)	72%	(6.156)	(6.271)	-2%
Storage and Processing	(8.467)	(5.139)	65%	(13.993)	(14.831)	-6%
Fees	(56)	(11)	n.a.	(3.755)	(50)	n.a.
Provision for doubtful accounts	17	-	n.a.	1	-	n.a.
Others	(260)	(231)	13%	(344)	(476)	-28%

In 6M25, expenses increased 12% compared to 6M24, to R$24.2 million. Despite the reduction in freight, storage and processing expenses, thanks to the lower volume of grains sold, this increase in expenses was driven by the payment of R$3.7 million in commissions for the sale of the Alto Taquari farm.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	2Q25	2Q24	Chg. (%)	6M25	6M24	Chg. (%)
General and Administrative Expenses	**(18.807)**	**(16.259)**	**16%**	**(36.974)**	**(32.058)**	**15%**
Depreciation and Amortization	(588)	(259)	n.a	(1.123)	(672)	67%
Personnel expenses	(12.376)	(10.455)	18%	(22.379)	(19.794)	13%
ILPA expenses	(450)	-	n.a	(900)	-	n.a
Expenses with services providers	(2.288)	(3.009)	-24%	(3.811)	(4.552)	-16%
Leases and Rents	(224)	(261)	-14%	(462)	(424)	9%
Taxes and fees	(495)	(714)	-31%	(3.536)	(3.556)	-1%
Travel expenses	(348)	(132)	n.a	(564)	(366)	54%
Softwares & Signatures	(1.511)	(449)	n.a	(2.562)	(1.098)	n.a
Insurance	(216)	(211)	3%	(432)	(439)	-2%
Others expenses	(311)	(769)	-59%	(1.205)	(1.157)	4%

General and administrative expenses increased 15% from the previous year, reflecting:

(i) the increase in personnel expenses, explained mainly by the payment of a 4.65% wage increase, adjustment to benefits and severance pay;

(ii) the increase in expenses with the Long-Term Incentive Plan (ILPA), due to the launch of the 3rd ILPA Plan, as a continuation of the share-based compensation program; and

(iii) the increase in software expenses, due to the implementation of new management systems and the enhancement of server and equipment infrastructure.

OTHER OPERATING INCOME / EXPENSES

brasilagro | www.ri.brasil-agro.com '14

Other operating income / expenses were affected mainly by: ‘ 15 (i) (ii) expenses with new business, which include costs related to the acquisition of Fazenda Novo Horizonte, compensation for the tenant due to the sale of Fazenda Chaparral, and prospecting expenses ; accounting for stock warrants (which did not occur in 1 Q 25 ) issued in connection with the merger of Agrifirma . The consolidated financial result is composed of the following elements : (i) interest on loans ; (ii) inflation adjustment on the amount payable for the acquisition of farm ; (iii) foreign exchange variation on offshore account, loans and inputs ; (iv) present value of receivables from the sale of farm (fixed in soybean bags) and from leases ; (v) gain/loss from hedge transactions ; and (vi) bank expenses and charges as well as income from financial investments of cash and cash equivalents . The increase in interest expenses in 6 M 25 reflects the higher gross debt balance and higher reference interest rate applicable to contracts subject to floating CDI rates . Fair value adjustment amounted to R $ 25 . 4 million in 6 M 25 , explained by the negative variation in the amount receivable from the sale of farm, due to the decline in the price of soybean bag (in BRL) compared to 6 M 24 , as well as new lease agreements added to the Company's portfolio . In 6 M 25 , the negative result of R $ 62 . 4 million is explained mainly by the depreciation of the Brazilian real against the U . S . dollar (R $ 68 million) and the increase in future interest rates in the last quarter of 2024 , which impacts the SWAP agreements of floating rate debts (R $ 16 million) . The gain/loss from derivative transactions reflects mainly the result of commodity and U . S . dollar FX hedge operations contracted to reduce the volatility in the Company’s exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U . S . dollar rate . DERIVATIVE OPERATIONS HEDGE POSITION ON DECEMBER 31, 2024 Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 (R$ thousa nd) 38% (4 .836) (6.675) 3% (3.618) (3.74 1) Other opera ting income/ expenses n.a. 522 (166) n.a. 96 (5) Gain/ Loss on sale of f ixed assets 5% 165 173 n.a. (155) 28 Expenses with lawsuits n.a. - (290) n.a. - (290) Agricultural losses - 56% (3.000) (1.314) - 90% (3.000) (314) Donations f rom BrasilAgro I nstitute n.a. - (4.781) n.a. - (3.003) Expenses with Acquisition n.a. n.a. (1.859) - - 348 n.a. n.a. - - Subscription bonus Earnings f rom advantageous purchase - 3% (664) (643) - 72% (559) (156) Others FINANCIAL INCOME (LOSS) Chg. (%) 6M24 6M25 Chg. (%) 2Q24 2Q25 (R$ thousand) n.a 62.825 (75.963) n.a 25.967 (75.735) Total 52% (24.800) (37.797) 46% (13.989) (20.441) I nterest (i) n.a (5) (56) - 39% (70) (43) Monetary variation (ii) n.a (1.567) (9.708) n.a (1.265) (9.636) Exchange vartiation (iii) - 46% 47.216 25.362 n.a 5.979 37.017 Present value adjustment (iv) n.a 24.723 (62.460) n.a 29.277 (86.635) Derivative operations results (v) - 50% 17.258 8.696 - 34% 6.035 4.003 Other f inancial income / expenses (vi)

RESULTS 2Q25 | 6M25

Harvest	Soybeans			FX		
	Volume	% of hedge[1]	Price (USD/ bu)	Volume (thousand)	% of hedge[2]	BRL/ USD
23/ 24	170.825 ton	100%	12,88	USD 64.335	100%	5,26
24/ 25	92.622 ton	46%	11,25	USD 43.969	67%	5,43

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/ bu)	Volume (thousand)	% of hedge[2]	BRL/ USD
23/ 24	63.410 ton	96%	43,35	-	-	-
24/ 25	50.432 ton	45%	51,08	-	-	-

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (USD/ lb)	Volume (thousand)	% of hedge[2]	BRL/ USD
23/ 24	7.056 ton	95%	81,45	USD 16.281	100%	5,57
24/ 25	5.857 ton	41%	77,98	USD 12.496	55%	5,27

Harvest	Ethanol			FX		
	Volume	% of hedge[1]	Price (R$/ m^3)	Volume (thousand)	% de hedge[2]	BRL/ USD
23/ 24	140.591 m^3	100%	2.320	-	-	-
24/ 25	42.300 m^3	31%	2.594	-	-	-
25/ 26	40.350 m^3	29%	2.654	-	-	-

Harvest	Total recoverable sugars (TRS)			FX		
	Volume	% of hedge[1]	Price (R$/ kg ATR)	Volume (thousand)	% de hedge[2]	BRL/ USD
24/ 25	1.500 ton	3%	1,09	-	-	-
25/ 26	24.936 ton	50%	1,19	-	-	-

Harvest	Farm Sale Receivables			FX		
	Volume	% of hedge[1]	Price (USD/ bu)	Volume (thousand)	% of hedge[2]	BRL/ USD
2024	101.198 ton	100%	12,91	41.282	100%	5,22
2025	96.769 ton	80%	10,63	32.000	79%	5,25
2026	-	-	-	6.600	21%	6,25

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.
(3) % of the volume of ethanol locked in m^3.
Note: For ethanol hedge, we consider the crop yea

brasilagro | www.ri.brasil-agro.com ‘16

Balance Sheet CASH AND CASH EQUIVALENTS Ca sh a nd Ca sh equiva lents (R$ thousa nd) 12/ 31/ 20 24 0 6/ 30 / 20 24 Chg. (% ) - 83% 170 .953 28.221 Ca sh a nd Ca sh equiva lents - 59% 17.821 7.289 Cash and Banks - 84% 80.398 12.556 Bank deposit certif icates - 25% 5.058 3.818 Financial Bill - 93% 67.676 4.558 Committed - 16% 22.94 1 19.330 Ma rketa ble securities - 87% 22.805 3.045 Financial Treasury Bill n.a. - 16.224 National Treasury Bill - 55% 136 61 Others securities 51% 15.720 23.659 Restricted Ma rketa ble securities 51% 15.720 23.659 Bank deposit certif icates - 66% 20 9.614 71.210 Tota l DEBT Chg. (% ) 30 / 20 24 12/ 31/ 20 24 0 6/ (R$ thousa nd) 31% 177.311 231.84 6 Short Term 12% 50 4 .627 566.4 20 Long Term 17% 681.938 798.266 Tota l I ndebtedness n.a . 4 8.593 10 4 .960 (+/ - ) Deriva tives 24% 730.531 903.226 (=) Adjusted Gross Debt - 66% 209.614 71.210 ( - ) Cash and cash equivalents 60% 520.917 832.016 (=) Adjusted Net Debt 68% 279.817 4 69.376 Adjusted EBI TDA for the la st 12 months - 5% 1,86x 1,77x Adjusted Net Debt / Adjusted EBI TDA 72% 14% 23% Adjusted Net Debt / NAV The average cost of debt is 93.40% of the CDI rate. ‘ 17

TRADE ACCOUNTS RECEIVABLE Chg. (% ) 0 6/ 30 / 20 24 12/ 31/ 20 24 (R$ thousa nd) 59% 43.953 69.903 Sugarcane Sales - 44% 41.587 23.250 Grains Sales - 85% 1.196 178 Cattle Raising Sales - 34% 15.075 9.899 Leases and Rents - 28% 6.942 4.969 Machinery Sales 5% 249.327 261.019 Farm Sales 7% 360 .614 385.4 72 9% (4.031) (4.386) Expected losses 7% 356.583 381.0 86 Current tota l 16% 520.758 604.554 Farm Sales 16% 520 .758 60 4 .554 Non - current tota l INVENTORIES Chg. (% ) 0 6/ 30 / 20 24 12/ 31/ 20 24 (R$ thousa nd) n.a. 107.538 3.674 Soybean - 95% 19.387 1.005 Corn - 52% 22.579 10.772 Bean n.a. 17.288 42.295 Cotton - 62% 681 260 Other crops - 65% 167.4 73 58.0 0 6 Agricultura l Products - 26% 14 .0 30 10 .380 Agricultura l products - fa ir va lue n.a 52.039 114.836 Supplies - 22% 233.54 2 183.222 Tota l The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies : calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight . Value I nventories - Cattle Raising Total Heads (R$ thousand) 4 1.595 17.624 I n June 30 , 20 24 6.701 5.030 Aquisition, Birt h | Aquisition Expenses 7.356 - Handling Expenses (8.943) (3.146) Sales (364) (122) Deaths (35) (13) Consumption 903 - Exchange variation 9.585 - Fair value variation 56.798 19.373 I n December 31, 20 24 ‘ 18

INVESTMENT PROPERTIES The Company’s business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities . The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities . Once a rural property is acquired, the Company strives to implement higher value - added crops and transform such properties by investing in infrastructure and technology . According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains . The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under “Non - Current Assets . " Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment . DEPRECIATION – AREA CLEARING CAPEX - PROPERTY, PLANT AND EQUIPMENT (R$ thousa nd) Acquisition va lue Opera tion Tota l Buildings a nd Area Construction in I nvestment Properties progress Opening improvements 1.333.540 57.060 1.276.480 231.020 106.373 939.087 I nitial Balance I n J une 30 , 20 24 38.179 37.341 838 462 376 - Acquisitions 3.266 577 2.689 - 2.689 - Acquisitions - Merger of Agrif irma (3.625) (47) (3.578) (45) (1.133) (2.400) Reductions (109) (11.053) 10.944 6.878 4.066 - Transf ers (16.712) - (16.712) (13.873) (2.839) - ( - ) Depreciation/ Amortization 46.912 770 46.142 6.870 3.378 35.894 Cumulative Translation Adjustment 1.4 0 1.4 51 84 .64 8 1.316.80 3 231.312 112.910 972.581 I n December 31, 20 24 Chg. (% ) 6M24 6M25 Chg. (% ) 2Q24 2Q25 (R$ thousa nd) - 61% 73.081 28.598 - 54% 30.995 14.227 Maintenance - 70% 16.612 4.914 - 49% 5.034 2.555 Opening - 63% 89.693 33.512 - 53% 36.0 29 16.782 Tota l (R$ thousand) Buildings and improvements Equipments and facilities Machinery Furniture and untensils Construction Fixed assets in progress in progress Sugarcane Total fixed assets 202.130 114.496 185 87.449 3.839 22.803 60.754 53 I nit ial Balance 38.641 10.223 2.924 25.494 783 12.748 11.963 - I n June 30 , 20 24 Acquisitions 18.049 - - 18.049 75 3.889 14.085 - Business combination. (5.458) - - (5.458) (70) (3.997) (1.346) (45) Reductions 109 - (305) 414 - 49 365 - Transfers (36.575) (21.409) - (15.166) (300) (11.773) (3.085) (8) ( - ) Depreciation / Amortization 1.524 899 - 625 65 51 509 - Cumulative Translation 218.4 20 10 4 .20 9 2.80 4 111.4 0 7 4 .392 23.770 83.24 5 - I n December 31, 20 24 ‘ 19

‘20 CAPITAL MARKETS The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B 3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange) . Stock Performance On February 6 , 2025 , BrasilAgro’s shares (AGRO 3 ) were quoted at R $ 22 . 72 , representing market capitalization of R $ 2 . 32 billion, while its ADRs (LND) were quoted at US $ 3 . 86 . 110 100 90 80 120 AGRO3 x Ibovespa (base 100 = 12/31/2023) IBOV AGRO3 6M24 6M25 HI GHLI GHTS - AGRO3 15.147.829 6.142.593 Average Daily Traded Volume (R$) 26,97 26,43 Maximum (R$ per share) 20,78 22,12 Mininum (R$ per share) 23,99 24,06 Average (R$ per share) 26,71 22,12 Closing Quote (R$ per share) - 11% - 17% Variation in the period (%)

CONTACTS Investor Relations Team WEIGHTS AND MEASURES USED IN AGROBUSINESS Disclaimer The statements contained in this document relating to business outlooks, projections on operating and financial results and those relating to BrasilAgro's growth prospects are mere projections and, as such, are based solely on the expectations of the management about the future of the business . These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to changes without notice . ‘ 21

PORTFOLIO ‘ 22 Weights a nd Mea sures used in Agriculture 1.000 kg 1 ton 2,20462 pounds 1 Kilo 0,45349 kg 1 pound 0,1840 bushel 1 acre 2,47105 acres 1 hectare (ha) 10.000 m2 1 hectare (ha) 5,4363 acres 1 bushel Soybea n 27,2155 kg 60 pounds 1 bushel of soybean 2,20462 bushels 60 kg 1 bag of soybean 67,25 kg/ ha 1 bushel/ acre 2,3621 US$/ bag 1,00 US$/ bushel Corn 25,4012 kg 56 pounds 1 bushel of corn 2,36210 bushels 60 kg 1 bag of corn 62,77 kg/ ha 1 bushel/ acre 2,3621 US$/ bag 1,00 US$/ bushel Ca ttle 15 kg ~66.2 pounds 1 arroba 30 kg ~33.1 pounds 1 arroba (including carcass)

RESULTS 2Q25 | 6M25

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/ 07	Grains and Pasture	8.868	7.006
2	Alto Taquari Farm [1]	Alto Taquari / MT	aug/ 07	Sugarcane	1.380	809
3	Chaparral Farm	Correntina / BA	nov/ 07	Grains and Cotton	24.885	17.687
4	Nova Buriti Farm	Bonito de Minas / MG	dec/ 07	Forest	24.212	17.846
5	Preferência Farm	Baianópolis / BA	sep/ 08	Grains and Pasture	17.799	12.410
6	Avarandado Farm (Partnership II) [2]	Ribeiro Gonçalves / PI	nov/ 13	Grains	7.456	7.456
7	Morotí (Paraguai)	Boquerón	dec/ 13	Grains and Pasture	58.722	33.555
8	ETH Farm (Partnership III) [3]	Alto Taquari / MT	may/ 15	Sugarcane	5.128	5.128
9	Agro-Serra Farm (Partnership IV) [4]	São Raimundo das Mangabeiras / MA	feb/ 17	Sugarcane	15.000	15.000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/ 17	Sugarcane	17.566	10.137
11	Xingu Farm (Partnership V) [5]	Região do Xingu / MT	aug/ 18	Grains	13.711	13.711
12	Regalito Farm (Partnership V)	Região do Xingu / MT	sep/ 22	Grains	5.714	5.714
13	Arrojadinho Farm [6]	Jaborandi / BA	jan/ 20	Grains	16.642	11.063
14	Rio do Meio Farm [7]	Correntina / BA	jan/ 20	Grains	5.750	4.219
15	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/ 20	Grains	4.489	2.904
16	Serra Grande II Farm (Partnership VII) [8]	Baixa Grande do Ribeiro / PI	may/ 20	Grains	6.013	6.013
17	Acres del Sud (Bolívia)	Santa Cruz	feb/ 21	Sugarcane	9.875	7.925
18	Unagro Farm (Partnership VII) [9]	Santa Cruz	feb/ 21	Grains	1.065	1.065
19	São Domingos Farm (Partnership IX) [10]	Comodoro / MT	jul/ 22	Grains	6.070	6.070
20	Panamby Farm	Querência, MT	sep/ 22	Grains	10.844	5.379
21	Alto da Serra Farm (Partnership X) [11]	Brotas / SP	mar/ 24	Sugarcane	5.060	5.060
22	Novo Horizonte Farm (Partnership XI) [12]	Primavera do Leste / MT	may/ 24	Grains	4.767	4.767
	Total				271.016	200.924

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/ 21 until the 2024 harvest.

(2) BrasilAgro entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

(3) BrasilAgro entered into an agricultural development partnership in the Parceria III Farm potentially up to March 31, 2026.

(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.

(5) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.

(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(7) Farm acquired through the merger of Agrifirma.

(8) BrasilAgro entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.

(9) Farm partnership on the farm for a crop.

(10) Farm partnership on the farm for up to 12 crops.

(11) Partnership for agricultural development on the farm for 2 cycles of 6 years of sugarcane.

(12) Partnership for agricultural development for up to 16 years.


RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
AC
RO
TO
MT
BA
GO
MS
MG
ES
SP
RJ
PR
SC
RS
Bolívia
Paraguai
32.566 ha
17.958 ha
47.614 ha
10.940 ha
73.944 ha
24.212 ha
5.060 ha
58.722 ha
Total of 271.016

MARKET VALUE OF **PORTFOLIO**

We update the internal market value of our farms annually and, on June 30, 2024, the market value of our portfolio was R$2.9 billion.

brasilagro
www.ri.brasil-agro.com
'23

To estimate the market capitalization, we take into account for each of the properties : (i) its level of development ; (ii) the quality of the soil and its maturity ; and (iii) the agricultural aptitude and potential . The current value of the average arable hectare of the Company’s own areas is R $ 22 , 113 . 1 (CAGR of 13 . 1 % in the last five years) . Note that the value of properties in the internal appraisal is given in soybean bags and the average price used in the appraisal was R $ 104 . 75 per bag . Even with the decrease in the average value of the soybean bag used in the appraisal (from R $ 111 . 52 /bag to R $ 104 . 75 /bag) and the sale of part of the Chaparral farm, the appraisal value remained the same as last year, mainly reflecting the process of transformation and maturation of the areas . The chart below shows the market appraisals of the internal portfolio, carried out by independent consulting firm Deloitte Touche Tohmatsu in recent years : NAV – NET ASSET VALUE The market value of the properties considered in the calculation of the net asset value is as of June 30, 2024, net of taxes. 1.3 1.5 1.9 3.3 3.3 3.1 2.9 1.5 1.6 3.4 3.6 9,751 11,941 13,045 21,849 22,071 21,993 22,113 11,487.7 12,697.0 12,697.0 25,465.4 25,465.4 17/18 19/20 20/21 Historical Evolution of Portfolio Valuation 22,948.4 22,948.4 18/19 Interna (R$ bi) Deloitte (R$ bi) 21/22 R$/ha (interna) 22/23 23/24 R$/ha (Deloitte) ‘ 24

June 30 , 20 24 (R$ thousand) NAV Book 2.179.679 2.179.679 BrasilAgro's Equity 2.700.623 Properties appraisal¹ (1.333.540) ( - ) Balance Sheet - Land Value (I nvestment Properties) 3.54 6.762 2.179.679 NAV - Net Asset Value 102.683 102.683 Number of Shares Outstanding 34 ,54 21,23 NAV per share ‘ 25

INCOME STATEMENT (R$ thousand) 2Q25 2Q24 Chg. (%) 6M24 6M23 Chg. (%) 5.165 n.a. 129.301 n.a. 4.752 - Revenues from Farm Sales 191.074 5% 200.047 - 24% 82.811 63.075 Revenues from grains 33.988 15% 39.015 12% 19.766 22.124 Revenues from cotton 172.518 34% 231.145 80% 35.280 63.424 Revenues from sugarcane 20.736 - 53% 9.758 - 69% 11.540 3.591 Revenues from cattle raising 11.943 - 49% 6.038 29% 2.691 3.463 Revenues from farm leasing 4.792 - 38% 2.971 - 50% 3.478 1.727 Other revenues (16.070) - 34% (10.564) - 49% (8.344) (4.290) Deductions from gross revenue 4 3% 4 24 .14 6 60 7.711 1% 151.974 153.114 Net Sales Revenue (4.229) n.a. 39.685 1.917 n.a. 35.051 Change in fair value of biological assets and agricultural products (405.584) 5% (424.716) (404.211) 5% (422.693) Reversal of provision for recoverable value of agricultural products, net. 14 .333 n.a. 222.680 (250 .320 ) - 6% (234 .528) Net Revenue (441) n.a. (21.368) (400) n.a. - Cost of Farm Sale 423 n.a. (1.826) 247.852 21% 299.334 Cost of agricultural products sale n.a. 14 .315 199.4 86 n.a. (2.868) 64 .80 6 Gross Profit (21.628) 12% (24 .24 7) (6.4 80 ) 64% (10 .651) Selling Expenses (32.0 58) 15% (36.974) (16.259) 16% (18.80 7) General and Administrative Expenses (672) 67% (1.124) (259) 127% (588) Depreciation and Amortizat ion (19.837) 17% (23.279) (10.455) 19% (12.449) Personnel expenses (4.552) - 16% (3.811) (3.009) - 24% (2.287) Expenses with services providers (424) 9% (462) (261) - 14% (224) Leases and Rents (6.573) 26% (8.298) (2.275) 43% (3.258) Others expenses (4 .836) 38% (6.675) (3.618) 3% (3.74 1) Other operating income/ expenses, net 62.825 n.a. (75.963) 25.967 n.a. (75.735) Financial result 164.174 n.a. 164.754 59.613 44% 85.790 Financial income 19.299 - 39% 11.776 7.365 - 22% 5.755 I nterest on Financial I nvestments 1.746 - 64% 629 867 - 61% 340 I nterest on assets 3.376 n.a. 10.671 1.365 n.a. 4.847 Foreign exchange variations 13.444 n.a. - 13.440 n.a. - I ncome from leasings' present value adjustment 51.461 - 1% 50.917 (967) n.a. 47.555 I ncome from receivables from farm sales' present value 38.671 - 4% 37.286 15.444 19% 18.435 Realized results with derivatives 36.177 48% 53.475 22.099 - 60% 8.858 Unrealized results with derivatives (101.349) n.a. (240.717) (33.646) n.a. (161.525) Financial expenses (716) - 10% (641) (292) - 1% (290) I nterest expenses (1.325) 84% (2.439) (1.038) 41% (1.462) Bank charges (26.546) 45% (38.426) (14.856) 40% (20.781) I nterest on liabilities (5) n.a. (56) (70) - 39% (43) Monetary variations (4.943) n.a. (20.379) (2.630) n.a. (14.483) Foreign exchange variations (15.326) 50% (23.028) (9.204) 33% (12.228) Expense from leasings' present value adjustment (2.363) 7% (2.527) 2.710 - 38% 1.690 Expense from receivables from farm sales' present value adjustment (13.858) n.a. (43.284) (7.020) n.a. (17.218) Realized results with derivatives (36.267) n.a. (109.937) (1.246) n.a. (96.710) Unrealized results with derivatives n.a. 18.618 55.627 n.a. (3.258) (4 4 .128) Profit (loss) before income and social contribution taxes 5.545 n.a. 22.205 n.a. (2.564) 24.503 I ncome and social contribution taxes n.a. 24 .163 77.832 n.a. (5.822) (19.625) Profit (loss) for the period n.a. 102.683.444 102.683.444 n.a. 102.683.444 102.683.444 Outstanding shares at the end of the period n.a. 0 ,2353 0 ,7580 n.a. (0 ,0 567) (0 ,1911) Basic earnings (loss) per share - R$ ‘ 26

BALANCE SHEET - ASSETS Assets (R$ thousand) 12/ 31/ 20 24 0 6/ 30 / 20 24 Chg. (% ) Current assets 170.953 - 83% 28.221 Cash and Cash equivalents 22.941 - 16% 19.330 Marketable securities 31.718 31% 41.397 Derivative f inancial instruments 414.997 3% 425.604 Trade accounts receivable 233.542 - 22% 183.222 I nventories 210.335 89% 396.633 Biolog ial assets 1.0 84 .4 86 1% 1.0 94 .4 0 7 15.004 - 87% 1.883 Non - current asset held for sale Non - current assets 26.930 31% 35.241 Biolog ical assets 15.720 51% 23.659 Marketable securities 6.757 - 64% 2.400 Derivative f inancial instruments 88.031 84% 162.071 Diferred taxes 588.467 16% 679.683 Accounts receivable and other credits 1.333.540 5% 1.401.451 I nvestment properties 2.968 16% 3.437 Transactions with related parties 2.734 n.a 2.734 I nvestments 202.130 8% 218.420 Property, plant and equipment 4.479 20% 5.365 I ntangible assets 233.836 32% 308.806 Using rights 2.50 5.592 13% 2.84 3.267 3.60 5.0 82 9% 3.939.557 Total assets ‘ 27

BALANCE SHEET - LIABILITIES Liabilities (R$ thousand) 12/ 31/ 20 24 0 6/ 30 / 20 24 Chg. (% ) Current liabilities 174.302 15% 200.857 Trade accounts payable and other obligations 177.311 31% 231.846 Loans, f inancing and debentures 20.703 - 25% 15.436 Labor obligations 69.190 69% 116.645 Derivative f inancial instruments 8.357 19% 9.945 Other liabilities 77.456 - 6% 72.736 Lease liabilities 527.319 23% 64 7.4 65 Non - current liabilities 36.726 33% 48.960 Trade accounts payable and other obligations 504.627 12% 566.420 Loans, f inancing and debentures 19.719 41% 27.847 Diferred taxes 284.604 33% 378.495 Lease liabilities 17.878 80% 32.112 Derivative f inancial instruments 699 - 55% 312 Provision for legal claims 9.275 15% 10.642 Related parties t ransactions 24.556 n.a. 24.595 Other liabilities 898.0 84 21% 1.0 89.383 1.4 25.4 0 3 22% 1.736.84 8 Total liabilities Equity 1.587.988 n.a. 1.587.988 Share Capital (11.343) n.a. (11.343) Expenses with issuance of shares (9.585) - 9% (8.685) Capital reserves (43.648) n.a. (43.648) Treasury shares 436.761 n.a. 436.761 Profits reserves 101.119 n.a. - Proposed additional dividends 118.387 38% 163.804 Comprehensive I ncome - n.a. 77.832 Accumulated profit 2.179.679 1% 2.20 2.70 9 Total equity 3.60 5.0 82 9% 3.939.557 Total liabilities and equity ‘ 28

CASH FLOW (R$ thousand) 6M25 6M24 Chg. (% ) CASH FLOW OF OPERATI NG ACTI VI TI ES 24.163 n.a 77.832 Prof it (loss) f or the period Adjustments to reconcile net income 40.227 26% 50.514 Depreciation and amortization (4.724) n.a (107.933) Farm Sales Gain 894 n.a 5.762 Residual value of f ixed and intangible assets 92 n.a 392 Written - of f in investment properties 90 n.a 56.462 Gain unrealized results with derivatives (Net) 10.696 n.a 59.386 Exchange rate, monetary and f inancial charges (Net) (47.239) 2% (48.390) Adjustment to present value f or receivables f rom sale of f arms, machinery and f inancial leasings - n.a 900 Share based I ncentive Plan ("I LPA") (15.684) n.a (37.647) I ncome and social contribution taxes 4.229 n.a (39.685) Fair value of biological assets and agricultural products and depletion of harvest (423) n.a 1.826 harvest - n.a (1) Allowance f or doubtf ul accounts (165) - 9% (150) Provisions f or law suits 12.156 59% 19.268 Changes in the Short Term Operating Capital 29.302 n.a (12.201) Trade accounts receivable 36.174 - 54% 16.742 I nventories (104.403) 15% (119.880) Biological Assets (10.656) 77% (18.831) Recoverable Taxes 21.063 n.a (95) Derivative Transactions 11.454 n.a 31.256 Other assets 61.054 3% 63.114 Suppliers 431 n.a (614) Related parties 14.945 44% 21.554 Taxes payable (16.776) - 68% (5.410) Labor obligations (5.042) n.a (20.462) Advance f rom customers (3.396) 24% (4.207) Lease liabilities (10.751) n.a 4.236 Other obligations (8) n.a (237) Payments of law suits (73.111) - 48% (38.180) Additions to investment properties (146.948) n.a - Farm acquisitions 161.397 - 48% 83.862 Farm sales receipts n.a (23.115) 19.915 Net Cash generated by (used in) operating activities 27% (8.622) (10.983) I ncome tax and social contribution paid n.a (31.737) 8.932 Net cash generated by (used in) operating activities CASH FLOW OF I NVESTMENT ACTI VI TI ES 50% (24.309) (36.417) Additions to immobilized and intangible - 68% 23.629 7.448 Redemption of (investment in) marketable securities n.a (680) (29.317) Net Cash generated by (used in) investment activities CASH FLOW OF FI NANCI NG ACTI VI TI ES - 47% 424.045 223.173 Loans and f inancing raised 52% (24.984) (37.904) I nterest f rom Loans and Financing - 35% (235.684) (153.503) Payment of loans and f inancing - 52% (318.990) (154.521) Dividends paid - 21% (155.613) (122.755) Generated (provided) net cash by financing activities - 24% (188.0 30 ) (143.128) I ncrease (decrease) in cash and cash equivalents 30% 30 5 396 FX Variation in cash and cash equivalents - 55% 383.837 170.953 Cash and cash equivalents initial balance - 86% 196.112 28.221 Cash and cash equivalents f inal balance ‘ 29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

30